INDEPENDENT PROXY ADVISORY FIRMS RECOMMEND BAYTEX SHAREHOLDERS VOTE FOR ALL PROPOSED ITEMS AT THE UPCOMING ANNUAL GENERAL MEETING

CALGARY, ALBERTA (April 13, 2021) - Baytex Energy Corp. ("Baytex") (TSX: BTE) will hold its 2021 annual general meeting (the "Meeting") by way of a Virtual only meeting on Thursday, April 29, 2021 at 3:00 p.m. (Calgary time).

We are pleased to announce that the two leading independent proxy advisory firms that provide voting recommendations to institutional investors, Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), have each recommended shareholders vote FOR in respect of all resolutions to be put forth at the Meeting.

Shareholders can vote in advance of the meeting by mail, facsimile, email or internet in the manner set out in the meeting materials that have been sent to shareholders, copies of which can be accessed on our website at
http://www.baytexenergy.com/investor/agm.

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

The Board of Directors recommend that Shareholders vote FOR ALL proposed resolutions.

Submit your vote well in advance of the proxy deposit deadline of
3:00 p.m. (Calgary time) on Tuesday, April 27, 2021.

Shareholders who have questions or require voting assistance may contact Baytex’s proxy solicitation agent, Laurel Hill Advisory Group, toll free in North America at 1-877-452-7184
(416-304-0211 outside North America) or by email at assistance@laurelhill.com.

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 81% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com